02050370

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
P.E.
July 30, 2002

Retalix Limited
(Formerly Point of Sale Limited)
(Translation of Registrant's Name into English)

10 Zarhin Street, Ra'anana 43000, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F..✓..Form:40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes....... No..✓.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......

- On July 30, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Retalix Limited
(Registrant)

....

July 30, 2002.

By: Guy Geri
Controller

For Immediate Release Press Contacts:

Neil McGlone nmcglone@mbapr.co Michael A. Burns & Associates (214) 521-8596	Anne Prine aprine@ftxs.fujitsu.com Fujitsu Transaction Solutions Inc. (949) 855-5505	David Watson David.watson@coffincg.com Coffin Communciations Group (818) 789-0100

Fujitsu and Retalix Join Forces to Create StoreNext

- *New joint venture to deliver hardware, software and Internet-based store management services to independent North American grocers and dealers*

DALLAS and PLANO, Texas – July 30, 2002 — Fujitsu Transaction Solutions Inc. and Retalix Ltd. (NASDAQ:RTLX) have established StoreNext Retail Technologies LLC, a Dallas-based joint venture. StoreNext combines the two companies' expertise in point-of-sale hardware, software and Internet-based store management solutions for independent grocers throughout North America and will help retailers drive down costs and differentiate their business performance.

The new company begins operations immediately, delivering Fujitsu TeamPoS® point-of-sale hardware and services; Retalix software solutions, including ISS45 grocery point-of-sale, back office and mobile office computing; and Retalix e-Market connected applications for managing stores and chains via the Web. The StoreNext joint venture is to be owned equally by Fujitsu Transaction Solutions Inc. and Retalix Ltd. The companies have a working partnership spanning 20 years.

Austen Mulinder, president and CEO of Fujitsu Transaction Solutions Inc., and Barry Shaked, president and CEO of Retalix Ltd., will head up the company as chairman and CEO respectively. Bruce Minale, formerly Fujitsu's vice president of retail indirect sales, has been named general manager of StoreNext and will be responsible for day-to-day operations.

"The benefits of this partnership for independent retailers and the dealers that serve them will be enormous," Mulinder said. "Two market leaders have joined to provide a one-stop-shop for the total supermarket solution. Our customers will be able to improve their business differentiation, while driving costs out of their store operations. For dealers and wholesalers, this single company with a single point of contact will mean faster sales, more tightly integrated and reliable products, lower support costs and better service – all resulting in lower total cost of ownership for customers. Partnering with Retalix was a natural choice for us given their position as the leading software solution provider to this market sector and their success in building e-marketplaces in other regions."

The independent grocery sector includes approximately 15,000 stores in the U.S., according to company estimates. Traditionally, these smaller grocery chains have not been able to afford or implement sophisticated enterprise software solutions.

Barry Shaked said, "Our vision for the independent grocery market is to provide Web-based access to store management applications that until now have been affordable only to the largest chains. StoreNext is the focal point for the concept we call 'the connected community' – where retailers are supported by secure web-based applications that allow them to analyze store data on demand, streamline store procedures and reduce supply-chain inefficiencies. Fujitsu's strength in the dealer channel, high-quality hardware and services expertise will enable StoreNext to offer dealers and retailers a whole new world of business differentiation."

StoreNext is headquartered in Dallas. Sales, marketing and support personnel have transferred to StoreNext from both Fujitsu and Retalix. Support and administrative functions will be shared with the parent companies.

About Fujitsu Transaction Solutions Inc.

Fujitsu Transaction Solutions Inc., based in Dallas, is the "lifecycle solutions" provider of hardware, software and IT infrastructure management services to retailers and financial institutions. The wholly owned subsidiary of Fujitsu Limited (TSE: 6702) helps customers drive costs out of store operations by optimizing how technology assets are managed, from evaluation and acquisition to integration, implementation, service and support. Fujitsu provides point-of-sale (POS) hardware and software, handheld devices, Web-enabled automated-teller machines (ATMs) and services. Formed in 1992, the company has 1,000 employees and 25 offices in the U.S., Canada and the Caribbean. It serves customers such as Albertson's, Nordstrom, Staples and The TJX Companies, among others.

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to successful development, management and financial performance of the joint venture, integration of the companies products and employees, market reception to StoreNext's products and services, StoreNext's need for and ability to access capital, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Web URLs:

StoreNext: www.storenext.com
Fujitsu: www.ftxs.fujitsu.com
Retalix: www.retalixusa.com